FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2008

Commission file number 33-32783

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

Irwin Financial Corporation Employees' Savings Plan
500 Washington Street
Columbus, Indiana 47201

B. **Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:**

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

Financial Statements and Supplemental Schedule

Irwin Financial Corporation Employees' Savings Plan
December 31, 2008 and 2007, and
Year Ended December 31, 2008
With Report of Independent Registered
Public Accounting Firm

Irwin Financial Corporation Employees' Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007, and Year Ended December 31, 2008

Contents

0903-1037211

Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
Irwin Financial Corporation Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Irwin Financial Corporation Employees' Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 19, 2009

Irwin Financial Corporation Employees' Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2008	**2007**
Assets		
Investments, at fair value	**$ 37,057,499**	$ 58,430,857
Cash	**177,250**	193,051
Receivables:		
Company contribution	**129,335**	–
Accrued income	**12,516**	16,225
Unsettled sales	**44,103**	61,826
Total assets	**37,420,703**	58,701,959
Liabilities		
Unsettled purchases	**21,570**	2,812
Total liabilities	**21,570**	2,812
Net assets available for benefits at fair value	**37,399,133**	58,699,147
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	**404,656**	70,949
Net assets available for benefits	**$ 37,803,789**	$ 58,770,096

See accompanying notes.

Irwin Financial Corporation Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Net change in investments	
Net depreciation in the fair value of investments	$ (20,351,954)
Interest and dividends	1,258,933
Total investment loss	(19,093,021)
Contributions	
Company	2,068,445
Participants	5,249,144
Rollovers	310,851
Total contributions	7,628,440
Assets transferred to the Plan	41,730
Total decrease in assets	(11,422,851)
Deductions	
Benefits paid to participants	9,487,125
Administrative expenses	56,331
Total deductions	9,543,456
Decrease in net assets available for benefits	(20,966,307)
Net assets available for benefits	
Beginning of year	58,770,096
End of year	$ 37,803,789

See accompanying notes.

1. Description of the Plan

The following description of the Irwin Financial Corporation Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a contributory, defined-contribution plan covering all employees of Irwin Financial Corporation (the Company or the Employer) and other affiliates, as listed in the Plan document, who have elected to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Assets totaling $41,730 and $310,855 were transferred to the Plan from the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (IMC Plan) during 2008 and 2007, respectively, as certain participants of the IMC Plan became employees of the Company and are eligible to participate in the Plan during 2008.

Due to employee terminations by the Company, the Plan experienced a reduction in participation in excess of 20% during 2008. As a result, a partial plan termination occurred. All affected terminated participants were appropriately vested 100% in their participant accounts.

Administration of the Plan

Fidelity Management Trust Company serves as the Plan's trustee to administer the Plan's assets, and Fidelity Investments Institutional Operations Company, Inc. serves as the Plan's recordkeeper.

Contributions

Participants may contribute between 1% and 100% of their eligible compensation, as defined in the Plan document. The Plan provides for automatic enrollment of any employee of the Company who has attained eligibility at a 4% deferral rate (2% deferral rate prior to April 1, 2007) of their eligible compensation, as per the terms of the Plan document. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as defined by the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified plans. The Company will match 60% of the employee's contributions up to 5% of the participant's eligible compensation, as defined by the Plan, which is allocated according to the elections made by the participants. All contributions are subject to certain limitations of the Code.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to pay record-keeping and administrative expenses or reduce the Company's future contributions as per the Plan document. For the year ended December 31, 2008, there were no forfeitures resulting from withdrawn participants which were utilized to reduce Company contributions. Unallocated forfeiture account balances were immaterial at both December 31, 2008 and 2007.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than one	0%
one but less than two	20
two but less than three	40
three but less than four	60
four but less than five	80
five or more	100

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50% of the participant's vested amount. The loans are collateralized by the balance in the participant's account, and interest is charged at the

1. Description of the Plan (continued)

prime rate in effect on the date the loan application is processed by the trustee. Loan terms for repayment include maximum maturity of 5 years for normal purpose loans and 15 years for loans used for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Payment of Benefits

Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, in-service withdrawals, or for financial hardship, as defined by the Internal Revenue Service.

Benefits are payable in a lump-sum distribution of cash or in installments based on the participant's election in accordance with the Plan. Benefits worth $1,000 or less are automatically paid in a single lump sum. Benefits worth more than $1,000 but less than $5,000 will be rolled over into a Fidelity IRA unless a different form of distribution is chosen.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts and plan assets would be distributed in accordance with the Plan Document.

Investment Options

Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including a fund comprised of Company stock. Such elections may be changed on a daily basis.

Administrative Expenses

The Plan incurs certain administrative expenses which primarily consist of trustee fees for investments held in the Plan. These expenses are reported on the statement of changes in net assets available for benefits. Expenses related to purchases, sales, or transfer of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses are paid by the Company on behalf of the Plan.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. That framework provides a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as described below:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available. The Plan adopted SFAS No. 157 effective January 1, 2008, and reports its investments at fair value accordingly.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment capital gains or loss, on mutual funds, are classified as interest and dividends.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

2. Summary of Accounting Policies (continued)

As described in FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan's interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common collective trust at year-end.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits at December 31, 2008 and 2007, are as follows:

	2008	2007
Mutual funds		
Fidelity Intermediate Bond Fund*	**$ 4,955,818**	$ 6,176,887
Fidelity Diversified International Fund*	**4,751,042**	9,167,192
Vanguard Mid Cap Growth Fund	**4,118,077**	7,614,249
Fidelity Equity Income Fund*	**3,389,884**	6,726,964
Fidelity Spartan U.S. Equity Index Fund*	**3,085,370**	5,635,908
Fidelity Blue Chip Growth Fund*	**2,957,225**	5,026,899
Royce Opportunity Fund	**2,284,969**	3,972,665
Lord Abbott Mid Cap Value Fund	**2,221,509**	3,982,311
Common collective trust		
Fidelity Managed Income Portfolio*	**7,501,692**	6,599,445

*Represents an investment in a party-in-interest.

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008
Mutual funds	$ (18,296,116)
Common stock of the Company	(2,055,838)
	$ (20,351,954)

4. Fair Value Measurements

The following table presents the hierarchy level for each of our assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008.

	Level 1	Level 2	Level 3	Total
December 31, 2008				
Assets				
Mutual funds	$ 28,328,982	$ –	$ –	$ 28,328,982
Common stock	527,381	–	–	527,381
Fully benefit-responsive investment contract	–	7,501,692	–	7,501,692
Participant loans	–	–	699,444	699,444
Total assets	$ 28,856,363	$ 7,501,692	$ 699,444	$ 37,057,499

The following table presents the changes in the Level 3 fair value category for the year ended December 31, 2008.

	Participant Loans
Level 3 assets	
Balance at the beginning of the year	$ 796,693
Purchases, sales, issuances and settlements (net)	(97,249)
Balance at the end of the year	$ 699,444

Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Shares of common stock of the Company's parent, Irwin Financial Corporation, are valued at quoted market price.

The Plan's interest in the common collective trust is valued based on the fair value of the underlying investments as reported by the Plan's trustee on the last day of the Plan year.

Participant loans are valued at their outstanding balance, which approximates fair value.

5. Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) dated September 18, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company identified certain operational failures with respect to the Plan which could affect the tax-qualified status of the Plan and its related trust. The Company has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

6. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2008 and 2007, per the financial statements to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	**$ 37,803,789**	$ 58,770,096
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive contracts	**(404,656)**	(70,949)
Net assets available for benefits per the Form 5500	**$ 37,399,133**	$ 58,699,147

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500:

	2008
Decrease in net assets available for benefits per the financial statements	$ (20,966,307)
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive contracts	(333,707)
Decrease in net assets available for benefits per the Form 5500	$ (21,300,014)

The financial statements are required to report interest in common collective trust relating to fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

Supplemental Schedule

Irwin Financial Corporation Employees' Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN 35-1286807 Plan Number: 002

December 31, 2008

Identity of Issuer	Description	Number of Shares/Units	Current Value
Mutual funds	Fidelity Diversified International Fund*	220,876	$ 4,751,042
	Vanguard Mid Cap Growth Fund	370,664	4,118,077
	Fidelity Equity Income Fund*	109,812	3,389,884
	Fidelity Spartan US Equity Index Fund*	96,720	3,085,370
	Fidelity Intermediate Bond Fund*	545,194	4,955,818
	Fidelity Blue Chip Growth Fund*	112,399	2,957,225
	Lord Abbott Mid Cap Value Fund	212,992	2,221,509
	Royce Opportunity Fund	410,228	2,284,969
	Fidelity Spartan 500 Index Fund*	9,098	565,088
			28,328,982
Common collective trust	Fidelity Managed Income Portfolio*		7,501,692
Common stock	Irwin Financial Corporation common stock*	407,862	527,381
Participant loans	Participant loans, interest rates ranging from 4% to 9.5%, with varied maturities from January 2009 to February 2019		699,444
			$ 37,057,499

*Denotes party-in-interest.

Note: Cost information has been omitted because all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Financial Corporation Employees' Savings Plan

Date: 6/25/09

By: /s/ Pamela J. Price

Pamela J. Price, Benefits Director
Irwin Financial Corporation